Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

People’s United Financial, Inc.:

We consent to the incorporation by reference in Registration Statement No. 333-140865 on Form S-8 of our reports dated February 28, 2007 with respect to (i) the consolidated statements of condition of People’s Bank and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and (ii) management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financing reporting as of December 31, 2006, which reports are included in the December 31, 2006 Annual Report on Form 10-K of People’s United Financial, Inc.

Stamford, Connecticut

April 13, 2007